UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated October 16, 2013

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓                                   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                                                            No    ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

This Report on Form 6-K contains the following:-

1.                                    Stock Exchange Announcement dated 9 September 2013 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

2.                                    Stock Exchange Announcement dated 17 September 2013 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

3.                                    Stock Exchange Announcement dated 19 September 2013 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

4.                                    Stock Exchange Announcement dated 30 September 2013 entitled ‘Transaction in Own Securities – Voting Rights and Capital’

9 September 2013

At 16:18

RNS: 5621N

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company announces today that it was advised on 6 September 2013 by Societe Generale Private Banking that,  Mr Luc Vandevelde, a Non-Executive Director of the Company acquired on the following dates, through reinvestment of dividend income:  an interest in 2,792 ordinary shares of US$0.11 3/7 each in the Company (“Shares”), at the price of 177.386p per Share on 10 February 2012; an interest in 1,382 Shares at the price of 172.841p per Share on 13 February 2013; and an interest in 2,563 Shares at the price of 200.929p per Share on 14 August 2013.

As a result, Mr Vandevelde’s total interest in the Company is 99,034 Shares.

17 September 2013

At 14:46

RNS: 2233O

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised on 16 September 2013 of  the following changes in the interests of directors and persons discharging managerial responsibility of the Company in the ordinary shares of US$0.11 3/7 each in the Company (“Ordinary Shares”):

Name of individual	Date of transaction	Transaction type	Grant date	Number of Ordinary Shares over which option exercised	Option price per Ordinary Share	Number of Ordinary Shares sold	Sale price per Ordinary Share	Balance of Ordinary Shares retained

Vittorio Colao*	16 Sept 2013	Exercise of options and sale of shares	24 Jul 2007	3,003,575	167.8p	2,665,191 (1)	213.163p	338,384

Andrew Halford*	16 Sept 2013	Sale of shares	N/A	N/A	N/A	1,240,514	213.166p	N/A

		Exercise of options and sale of shares	24 Jul 2007	2,295,589	167.8p	2,039,459 (1)	213,165p	256,130

Stephen Pusey*	16 Sept 2013	Sale of shares	N/A	N/A	N/A	653,864	213.731p	N/A

		Exercise of options and sale of shares	1 Sept 2006	1,034,259	113.75p	779,206 (1)	212.798p	255,053

Ronald Schellekens	16 Sept 2013	Sale of shares	N/A	N/A	N/A	203,342	213.181p	N/A

Matthew Kirk	16 Sept 2013	Sale of shares	N/A	N/A	N/A	200,060	213.144p	N/A

Paolo Bertoluzzo	16 Sept 2013	Sale of shares	N/A	N/A	N/A	325,558	213.188p	N/A

* Denotes Director of the Company

(1) These share sales were effected to defray the costs of exercise and the associated tax and NI charges

As a result of the above, the interests in shares (excluding share options and unvested incentive shares) of the Directors are as follows:

Vittorio Colao	9,286,194
Andrew Halford	2,432,200
Stephen Pusey	1,415,969

19 September 2013

At 15:38

RNS: 4606O

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice of the following changes in share interests of directors and persons discharging managerial responsibilities (“PDMRs”) of the Company:

Number of ordinary shares of US$0.11 3/7 in the capital of Vodafone Group Plc
Award of performance shares (1) (2)
Vittorio Colao*	1,644,444
Andrew Halford*	1,037,037
Stephen Pusey*	851,850
Paolo Bertoluzzo	810,000
Warren Finegold	789,666
Philipp Humm	1,037,037
Nick Jeffery	666,666
Matthew Kirk	375,000
Rosemary Martin	614,814
Nick Read	851,850
Ronald Schellekens	733,332

* Denotes Director of the Company

(1) Conditional awards of shares were granted on 18 September 2013 by the Company. The awards have been granted in accordance with the Vodafone Global Incentive Plan (incorporating co-investment). The vesting of these awards is conditional on continued employment with the Vodafone Group, retention of co-investment and on the satisfaction of a performance condition approved by the Remuneration Committee. The performance condition is based on free cash flow performance with a multiplier that is based on comparative total shareholder return (“TSR”) performance. The free cash flow performance is based on a three year cumulative adjusted free cash flow figure. The target adjusted free cash flow level is set by reference to the Company’s three year plan and market expectations; 100% of the award will vest for target performance, rising to 150% vesting for maximum performance. The multiplier is based on the TSR of the Company over the three year performance period 1 April 2013 to 31 March 2016 relative to a peer group of six companies within the European Telecoms sector as well as one emerging market composite. There will be no increase in vesting until TSR performance exceeds median, at which point the multiplier will increase up to two on a linear basis for upper quintile performance. The maximum vesting is 300%: for maximum free cash flow performance (150%) and maximum TSR performance (multiplier of 2). For further details of the Plan, please see page 76 of the Company’s 2013 Annual Report, available at www.vodafone.com/investor

(2)  The Directors and other PDMRs are subject to the Company’s share ownership guidelines, which provide that they will acquire and maintain minimum levels of shareholding. The levels are four times salary for the Chief Executive, three times salary for other Board Directors and two times salary for the other PDMRs, who are members of the Executive Committee.

The Company was notified of these changes on 18 September 2013.

Further, the Company was advised on 18 September 2013 by Computershare Trustees Limited that, on 11 September 2013, the following Director and PDMRs acquired an interest in the following number of ordinary shares of US$0.11 3/7 each in the Company at the price of 210p per share pursuant to the rules of the Vodafone Share Incentive Plan:

Andrew Halford*	118
Nick Jeffery	118
Matthew Kirk	118
Ronald Schellekens	118

In addition, the Company was advised on 19 September 2013 by UBS Trustees (Jersey) Limited that on 19 September 2013 Philipp Humm acquired an interest in 326,206 shares of US$0.11 3/7 each in the Company at the price of 209.2 pence per share.  These shares will be used for the purpose of co-investment.

30 September 2013

RNS: 1429P

VODAFONE GROUP PLC

VOTING RIGHTS AND CAPITAL

In conformity with Disclosure and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market of the following:

Vodafone’s issued share capital consists of 52,821,643,979 ordinary shares of U.S.$0.11 3/7 each with voting rights, of which 4,360,312,744 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 48,461,331,235.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: October 16, 2013	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary